Quanta Services, Inc. 2800 Post Oak Blvd., Suite 2600 Houston, Texas 77056-6175 PHONE 713.629.7600 WEB www.quantaservices.com NYSE PWR

June 1, 2020

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Monick, Assistant Chief Accountant

    William Demarest, Staff Accountant

Office of Real Estate & Construction

Re:  Quanta Services, Inc.

Form 10-K for the Year Ended December 31, 2019

File No. 001-13831

Ladies and Gentlemen:

Set forth below please find the response of Quanta Services, Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 5, 2020 (the “Comment Letter”), with respect to the above referenced Form 10-K for the year ended December 31, 2019, filed with the Commission on February 28, 2020 (the “Form 10-K”). For your convenience, our response corresponds to the captions and numbering included in the Comment Letter and is prefaced by the text of the Staff’s comment in bold text.

Form 10-K for the Year Ended December 31, 2019

Notes to Consolidated Financial Statements

14. Commitments and Contingencies

Peru Project Dispute, page 104

1.  We note your disclosure that you have a net receivable of approximately $120 million, which includes approximately $87 million that PRONATEL collected through exercise of the advanced payment bonds. In light of the dispute, please tell us how you determined it was appropriate to record a net receivable of $120 million from PRONATEL. Within your response, please reference the authoritative accounting literature management relied upon.

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Response

Enclosed with this letter please find information (the “Supplemental Information”) containing the Company’s response with respect to certain information requested by the Staff. Pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the Company is requesting that such Supplemental Information be returned to it or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release. The Company further requests that the Freedom of Information Act officer of the Commission accord such Supplemental Information (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under the rules of the Commission.

Background

As disclosed in the Form 10-K, in 2015, Redes Andinas de Comunicaciones S.R.L. (“Redes”), a majority-owned subsidiary of the Company, entered into two separate contracts (the “Contracts”) with an agency of the Peruvian Ministry of Transportation and Communications (“MTC”), currently Programa Nacional de Telecomunicaciones, as successor to Fondo de Inversion en Telecomunicaciones (collectively, “PRONATEL”), pursuant to which Redes agreed to design, construct, operate, and maintain certain telecommunication networks in three rural regions of Peru (the “Projects”). At the beginning of the Projects, PRONATEL made advance payments to Redes totaling approximately $87 million, which were secured by two on-demand advance payment bonds (the “Advance Payment Bonds”) in the aggregate amount of approximately $87 million posted by Redes to guarantee the proper use of the advance payments in the execution of the Projects. Redes also provided two on-demand performance bonds (the “Performance Bonds”) in the aggregate amount of $25 million to secure the performance of its obligations under the Contracts.

During execution of the Projects, numerous challenges and delays were experienced, primarily related to issues the Company believes were outside the control of and not attributable to Redes, as well as various delays the Company believes were attributable to PRONATEL. In response to certain challenges and delays, multiple schedule extensions were requested by Redes and granted by PRONATEL. However, prior to termination of the Contracts, additional schedule extension requests due to further delays the Company believes were not attributable to Redes were not granted by PRONATEL, and PRONATEL ultimately claimed Redes was in default under the Contracts and terminated the Contracts for alleged cause in April 2019 prior to Redes’ completion of construction of the Projects. In May 2019, PRONATEL exercised the Advance Payment Bonds and Performance Bonds in full and indicated its intention to claim damages, including a verbal allegation of liquidated damages of approximately $45 million. Pursuant to the Company’s bonding arrangement, the Company was required to reimburse its bond surety for the aggregate approximately $112 million paid by the bond surety to PRONATEL upon exercise of the Advance Payment Bonds and Performance Bonds. As a result, Redes subsequently filed for arbitration with the Court of International Arbitration of the International Chamber of Commerce against PRONATEL and the MTC, claiming (i) wrongful termination of the Contracts; (ii) wrongful execution of the Advance Payment Bonds and Performance Bonds; and (iii) lack of entitlement by PRONATEL and the MTC to liquidated damages. Redes is further seeking compensation for all

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damages arising from PRONATEL’s actions, including but not limited to (i) repayment of the amounts collected by PRONATEL under the Advance Payment Bonds and Performance Bonds; (ii) payment of amounts owed for work completed by Redes under the Contracts; (iii) lost income in connection with Redes’ future operation and maintenance of the networks pursuant to the Contracts and (iv) other related costs and damages to Redes as a result of the improper termination of the Contracts.

Performance under the Contracts commenced in early 2016 with the Contracts being accounted for pursuant to Accounting Standards Codification (“ASC”) 605-35, Revenue Recognition – Construction-type and production-type contracts, using the percentage-of-completion accounting method. Additionally, pursuant to ASC 605-25, Multiple-element arrangements, the accounting for the Contracts was divided between the construction (including design) and the operation and maintenance (“O&M”) work scope deliverables, and the total estimated consideration was allocated between the construction and O&M elements using the relative selling price method in accordance with ASC 605-25-30.

Effective January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers, and concluded that it was appropriate to continue to recognize revenue over time as performance under the Contracts progressed and that the previously determined units of accounting for the construction and O&M scopes of work also met the definition of separate performance obligations under ASC 606-10-25-19, as each scope of work was determined to be distinct. Accordingly, there were no substantive changes to the contract accounting as a result of the implementation of ASC 606.

During the construction execution period, billings under the Contracts included the initial advance billings of approximately $87 million and an additional $13 million of milestone billings. As a result of the advance billings, the Projects were initially in a contract liability position, as billings were in excess of revenues recognized. Please see Part A of the Supplemental Information. Due to the Contracts terminations and exercise of the approximately $87 million of Advance Payment Bonds and $25 million of Performance Bonds, Redes is pursuing, through arbitration, claims against PRONATEL. However, because of the inherent uncertainty involved in arbitration proceedings and recovery of amounts owed, there can be no assurance that Redes will prevail on those claims or in defense of liquidated damages claims or any other claims that may be asserted by PRONATEL. As a result, during the year ended December 31, 2019, the Company recorded a charge to earnings of $79.2 million, which included a reduction of previously recognized earnings on the Projects, a reserve against a portion of the project costs incurred through the Contracts terminations date, an accrual for a portion of the alleged liquidated damages, and the estimated costs to complete the turnover of the Projects to PRONATEL and close out the Projects. Please see Part B of the Supplemental Information.

The following sections provide the basis for the Company’s conclusions and the authoritative accounting literature relied upon by the Company.

Advance Payment Bonds Receivable

As referenced above, the Advance Payment Bonds were posted to guarantee the proper use of the advance payments in the execution of the Projects, and therefore were to be exercised by PRONATEL only if it was determined that Redes did not use the advance payments for their intended purpose, in which case Redes would be obligated to return that portion of the advance payments not properly used. At the time of the Contracts terminations and exercise of the Advance Payment Bonds, Redes had incurred substantially more than the advance payment amounts in the execution of the Projects, and the Company believes Redes had used the advance payment amounts for their intended purpose. Accordingly, the Company believes that the amounts received by PRONATEL through the exercise of the Advance Payment Bonds were improper and not in accordance with the contractual terms.

Upon PRONATEL’s exercise of the Advance Payment Bonds and the Company’s disbursement of cash to reimburse its bond surety for payments to PRONATEL upon such exercise, the Company evaluated whether the cash disbursement of approximately $87 million should be recognized as an asset or as a project expense or loss. Based on the terms of the Advance Payment Bonds and because the Company believed Redes properly used the advance payments, in connection with the preparation of its financial statements, the Company concluded that Redes has rights under the Contracts to be repaid the advance payment amounts, and therefore that the

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disbursement should appropriately be accounted for as an asset. The Company also assessed the Advance Payment Bonds receivable for potential impairment and collectability. The Company relied on the following accounting guidance for its conclusion:

FASB Statement of Financial Accounting Concepts No. 6 – Elements of Financial Statements

Definitions of elements – Assets

25. Assets are probable* future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

* Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in FASB Statement No. 5, Accounting for Contingencies, par. 3), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved.

The Company also noted and relied on ASC 310-10-35-2, Impairment of Loans and Receivables, which references the loss contingency model within ASC 450 when evaluating receivables for potential impairment as follows:

Impairment of Loans and Receivables - Subtopic 450-20 provides the basic guidance for recognition of impairment losses for all receivables (except those receivables specifically addressed by other Topics, such as debt securities).

ASC 450-20-25, Loss Contingencies – Recognition

General Rule

25-1 When a loss contingency exists, the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. As indicated in the definition of contingency, the term loss is used for convenience to include many charges against income that are commonly referred to as expenses and others that are commonly referred to as losses. The Contingencies Topic uses the terms probable, reasonably possible, and remote to identify three areas within that range.

25-2 An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a. Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated.

The purpose of those conditions is to require accrual of losses when they are reasonably estimable and relate to the current or a prior period.

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As referenced above and as described further in the Form 10-K, Redes has filed for arbitration and, as a result, if the parties do not reach settlement outside of the arbitration proceedings, then the expected recovery of the Advance Payment Bonds receivable will be through the arbitration process. Accordingly, the Company evaluated the probability of recovery through arbitration. Please see Part C of the Supplemental Information. In connection with the preparation of its financial statements, the Company concluded that recovery of the Advance Payment Bonds receivable in arbitration was probable. Additionally, the Company evaluated the potential collectability of the Advance Payment Bonds receivable from PRONATEL upon a favorable arbitration ruling and concluded no reserve amount was deemed to be probable.

Residual Contract Asset

As disclosed in the Form 10-K, at the time the Contracts were terminated, Redes had incurred costs of approximately $157 million in the construction of the Projects and had received approximately $100 million of payments (inclusive of the advance payments of approximately $87 million) from PRONATEL. Please see Part D of the Supplemental Information.

Upon termination of the Contacts, the Company referenced the provisions of ASC 606 in evaluating its residual contract asset position. Specifically, due to the dispute situation between Redes and PRONATEL, the Company relied on ASC 606 Example 9 – Unapproved Change in Scope and Price which refers to the variable consideration model and the need to constrain estimates of variable consideration as follows:

Example 9—Unapproved Change in Scope and Price

55-134 An entity enters into a contract with a customer to construct a building on customer-owned land. The contract states that the customer will provide the entity with access to the land within 30 days of contract inception. However, the entity was not provided access until 120 days after contract inception because of storm damage to the site that occurred after contract inception. The contract specifically identifies any delay (including force majeure) in the entity’s access to customer-owned land as an event that entitles the entity to compensation that is equal to actual costs incurred as a direct result of the delay. The entity is able to demonstrate that the specific direct costs were incurred as a result of the delay in accordance with the terms of the contract and prepares a claim. The customer initially disagreed with the entity’s claim.

55-135 The entity assesses the legal basis of the claim and determines, on the basis of the underlying contractual terms, that it has enforceable rights. Consequently, it accounts for the claim as a contract modification in accordance with paragraphs 606-10-25-10 through 25-13. The modification does not result in any additional goods and services being provided to the customer. In addition, all of the remaining goods and services after the modification are not distinct and form part of a single performance obligation. Consequently, the entity accounts for the modification in accordance with paragraph 606-10-25-13(b) by updating the transaction price and the measure of progress toward complete satisfaction of the performance obligation. The entity considers the constraint on estimates of variable consideration in paragraphs 606-10-32-11 through 32-13 when estimating the transaction price.

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Variable Consideration

32-5 If the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer.

Constraining Estimates of Variable Consideration

32-11 An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

32-12 In assessing whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

a. The amount of consideration is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

b. The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

c. The entity’s experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

d. The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

e. The contract has a large number and broad range of possible consideration amounts.

To assess and reach a conclusion with respect to the residual contract asset, as referenced in ASC 606 Example 9 above, the Company first assessed the legal basis of the claim and determined on the basis of the underlying Contracts that Redes has enforceable rights against PRONATEL. The Contracts provide that upon termination a reconciliation of costs between Redes and PRONATEL is to be performed, with an equitable true-up payment between the parties. However, any amount recoverable by Redes is limited to the amounts expended by Redes under the Contracts that correspond to its performance thereunder (i.e., the percentage of completion of the project) in the implementation of the Projects.

Please see Part E of the Supplemental Information.

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Analysis of Overall Positions of the Parties

The Company also considered and believes its position is supported by the fact that upon completion of the physical transfer of the telecommunications networks (as completed at the time of the Contracts terminations) to PRONATEL, which is required upon termination of the Contracts and the process for which is underway, PRONATEL will (i) possess the telecommunications networks (as completed at the time of the Contracts terminations), for which it originally contracted to pay in excess of $150 million, and (ii) be in a $12 million positive cash position, having collected $112 million through exercise of the Advance Payment Bonds and the Performance Bonds and having made only $100 million in payments to Redes. As a result, the Company believes Redes is entitled to recover, and Redes is pursuing claims for, substantially more than the $120 million net receivable the Company has recognized.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Derrick A. Jensen, the Company’s Chief Financial Officer, at (713) 985-6422 or Gene J. Oshman of Baker Botts L.L.P. at (713) 229-1178.

Very truly yours,

QUANTA SERVICES, INC.

By: /s/ Derrick A. Jensen

Name: Derrick A. Jensen

Title: Chief Financial Officer

cc:   Worthing F. Jackman, Quanta Services, Inc.

       Donald C. Wayne, Quanta Services, Inc.

       Carolyn M. Campbell, Quanta Services, Inc.

       Jerry K. Lemon, Quanta Services, Inc.

       Gene J. Oshman, Baker Botts L.L.P.

       Jeremy L. Moore, Baker Botts L.L.P.